Exhibit 99.1

February 12, 2016

Dear Fellow Shareholder:

As a holder of common shares (“Westport Shares”) of Westport Innovations Inc. (“Westport”), you have the opportunity to influence the future of your company and its success. On September 1, 2015, Westport proposed an all-share merger with US-based Fuel Systems Solutions, Inc. (“Fuel Systems”), a leading designer, manufacturer and supplier of alternative fuel components and systems for transportation and industrial applications. At a special meeting of Westport shareholders (“Westport Shareholders”) to be held on March 18, 2016 (the “Meeting”), we will be seeking your support for this important transaction.

Enclosed in this package you will find a Notice of Special Meeting and a Management Information Circular and Proxy Statement, which provides a more fulsome description of the proposed transaction as well as instructions on how to vote. We encourage you to read this information carefully and to exercise your vote.

The benefits of combining Westport and Fuel Systems are clear for Westport’s shareholders:

•	Scale – The combined company provides scale and expertise to compete effectively, grow, and deliver strong shareholder returns especially as markets improve.

•	Strength – The combined company is expected to benefit from a strengthened balance sheet and enhanced liquidity, and to be positioned for continued investment and long-term financial stability. On a pro forma basis, the combined company had approximately $103 million in cash and short-term investments as of September 30, 2015.

•	Global reach – The combined company will have a broad global reach enabling it to best serve customers and distributors. It will offer state-of-the-art facilities on five continents and a distribution network serving 70 countries, including the world’s largest and fastest-growing markets. It will also bring together strong product brands including: Emer, Prins, OMVL, BRC, IMPCO, Zavoli and more.

•	Increased efficiencies – Consolidation is expected to produce cost-efficiencies. The transaction is expected to be accretive to the combined company’s adjusted EBITDA and earnings in 2016, excluding one-time costs. Total annual savings and merger synergies are expected to reach approximately $30 million by 2018, excluding one-time costs.

•	Enhanced R&D and product development – The transaction will combine Westport’s expertise in medium- and heavy-duty, and high horsepower applications with Fuel Systems’ core focus and development efforts in automotive and industrial applications. The combined technological expertise and product development will span from passenger cars to heavy-duty trucks to locomotives, and from marine applications to stationary power.

•	Deep OEM relationships – The combined company is expected to have strong Original Equipment Manufacturer (“OEM”) relationships. Both companies have built long-standing relationships with OEMs such as General Motors Company, Ford Motor Company, Nissan Motor Company, Kia Motors Corporation, Subaru of Fuji Heavy Industries, Mitsubishi Group, Volvo Car Group, Volkswagen, Fiat Chrysler Automobiles, Tata Motors, GAZ Group, PACCAR Inc., Weichai and Cummins.

The proposed transaction is expected to put Westport in a better position to deliver value to shareholders in an evolving market environment. Beyond today’s commodity price impact, the natural gas and alternative transportation industry is changing and maturing, rapidly. The technologies that Westport, Fuel Systems and other companies in the sector are developing are complex and capital intensive. Competition is increasing. Markets are now global, not local. And meeting the environmental expectations for vehicles, both large and small, is becoming more challenging.

The merger between Westport and Fuel Systems is intended to fast-track innovation, provide product and distribution synergies, offer complementary technologies, drive cost efficiencies and create worldwide competitive advantage while maintaining balance sheet strength. In sum, the combined entity is expected to be well financed and well positioned to take advantage of opportunities in the rapidly growing market for alternative, clean-fuel technologies.

Summary Details of the Transaction

In accordance with the terms of the Agreement and Plan of Merger (the “Merger Agreement”), each issued and outstanding share of Fuel Systems Stock will be converted into the right to receive 2.129 Westport Shares. Upon closing of the transaction, Westport Shareholders are expected to own approximately 62.4% of the combined company on a fully diluted basis; Fuel Systems shareholders are expected to own approximately 37.6%.

The issuance of the Westport Shares in connection with the proposed transaction must be approved by a simple majority of the votes cast by the Westport Shareholders present in person or represented by proxy at the Meeting. Westport Shareholders are also being asked at the Meeting to approve the terms of the Fuel Systems equity-based awards being assumed by Westport in connection with the merger, an amendment to Westport’s Articles of Incorporation to change Westport’s name to Westport Fuel Systems Inc., and for a change to Westport’s Omnibus Incentive Plan.

Unanimous Support of the Westport Board of Directors

The Westport Board, after consulting with its financial and legal advisors, has unanimously determined that the Merger Agreement is in the best interests of Westport and has unanimously approved entering into the Merger Agreement. Accordingly, the Board unanimously recommends that Westport Shareholders vote in favor of each of the matters to be considered at the Meeting.

Concurrently and in connection with the execution of the Merger Agreement, certain shareholders of Westport, who beneficially owned approximately 15.7% of the Westport Shares outstanding as of the date of the Merger Agreement, entered into a voting agreement with Westport and Fuel Systems, pursuant to which each such shareholder agreed to vote its Westport Shares in furtherance of the transactions contemplated by the Merger Agreement.

Independent Fairness Opinion

Rothschild Inc. has provided the Westport Board of Directors with a Fairness Opinion to the effect that subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Rothschild, the Exchange Ratio pursuant to the Merger Agreement is fair, from a financial point of view, to Westport.

If you have questions or require information with respect to how to vote your Westport Shares, please contact Laurel Hill Advisory Group, Westport’s proxy solicitation agent, toll-free at 1-877-452-7184 (416-304-0211 collect), or by email at assistance@laurelhill.com.

Your vote is important, regardless of the number of shares you own.

The proposed merger with Fuel Systems is expected to create a stronger, global company, positioned to deliver value to customers and Westport Shareholders alike.

Vote your shares in favor of the matters to be considered at the Meeting.

Sincerely,

(signed) “David Demers”

David Demers

Chief Executive Officer

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